Exhibit 99.1

Draganfly Announces New Long Range LiDAR System

Los Angeles, CA. June 7, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the launch of its new North American-made Long Range Light Detection and Ranging (“LiDAR”) system.

Draganfly’s Long Range LiDAR system is able to provide accurate distance measurements and improved resolution over conventional photogrammetry methods. With a scanning range of 750 meters, the Company’s system is able to produce 0.5-centimeter point cloud precision with two-centimeter global accuracy, which ensures high-resolution data at two million points per second.

Draganfly’s Long-Range LiDAR system is compatible with unmanned aerial vehicles (“UAVs”), helicopters, and other aircraft. It can also be used as a mobile scanning solution when mounted on a vehicle or backpack.

The Company’s cutting-edge sensor technology can be used for multiple applications, including mapping and surveying forests, cities, real estate, energy infrastructure, and telecommunications infrastructure, to name but a few customer-driven use cases.

According to a recent report by Fortune Business Insights, the global LiDAR drone market is projected to reach $455 million USD in 2028 with a compound annual growth rate (“CAGR”) of nearly 18%. The advancement of dynamic sensor technologies continues to broaden the product range and is making UAV-based LiDAR more appealing across a variety of major markets.

“For years, Draganfly has developed versatile, cutting-edge sensor technology that ensures precision and accuracy. Whether it is utilized by air or on the ground, our Long Range LiDAR system is able to safely and effectively provide industry leaders with the mapping data they require,” said Cameron Chell, President and CEO of Draganfly.

For more information on Draganfly’s products and services, please click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s LiDAR system and the global LiDAR drone market. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.